Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

17 February 2022

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:         GZ6G Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2022
File No. 333-26239

Dear Ms. Abramson:

We are in receipt of your correspondence dated February 8, 2022, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1
Cover Page
1. We note your response to prior comment 4; however, your cover page disclosure should be revised to clarify that the offering is being made by the selling shareholders only.  For example, the table on the cover page indicting that you will receive $10 million in proceeds and your use of proceeds section are not consistent with disclosure elsewhere that Mast Hill Fund LP is offering the 5 million shares in this offering.  Also, please clarify that Talos Victory Fund, Mast Hill Fund and J.H. Darbie and Company are offering the shares and warrants in the registration statement and that this is not an offering by the company.  In this regard, we note that you use the term “we” throughout the registration statement to reflect both the company and the selling shareholders.  Please revise or advise.
Response:  This has been revised.
General
2. We note the warrants being offered by the selling shareholders are immediately exercisable.  Given the warrants are immediately exercisable, it appears that an offering of both the overlying and underlying securities maya be taking place at this time.  Accordingly, please add the underlying shares of common stock to the transaction covered by the registration statement, or tell us why you believe this is not required.  Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-262329
17 February 2022

Response:  I have revised the description of the warrants for clarity.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Cole Smith at (949) 872-1965.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.